As filed with the Securities and Exchange Commission on October 8, 1997.
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                 SCHEDULE 13E-4
                                (Final Amendment)
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                                ETHYL CORPORATION
                                (Name of Issuer)

                                ETHYL CORPORATION
                      (Name of Person(s) Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                   297659-104
                      (CUSIP Number of Class of Securities)

                            E. Whitehead Elmore, Esq.
                        Secretary and Special Counsel to
                             the Executive Committee
                                ETHYL CORPORATION
                             330 South Fourth Street
                            Richmond, Virginia 23219
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                              --------------------

                                   Copies to:
                             Allen C. Goolsby, Esq.
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                 August 27, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
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



         This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, dated as of August 27, 1997 (the "Issuer Tender Offer Statement"), relating to the offer by Ethyl Corporation (the "Company") to purchase 35,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $1.00 per share (the "Shares"), at prices specified by tendering shareholders not in excess of $9.25 nor less than $7.75 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 1997, and in the related Letter of Transmittal (or similar materials distributed to participants in the Company's employee savings plan), which together constitute the "Offer." The Issuer Tender Offer Statement is hereby amended to incorporate the information included in the exhibit referred to below.

         A total of 34,999,995 Shares were validly tendered and purchased pursuant to the Offer at $9.25 per Share.


Item 9.  Material to be Filed as Exhibits.

         Item 9 is hereby amended to include the following additional exhibit:

         (a)(12) Text of Press Release Issued by the Company, dated October 8, 1997.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to Schedule 13E-4 is true, complete and correct.

October 8, 1997

                                               ETHYL CORPORATION


                                               By: /s/ Steven M. Mayer
                                                   -------------------
                                                       Steven M. Mayer
                                                       Vice President


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



Exhibit
Number       Description

(a)(12)      Text of Press Release Issued by the Company, dated October 8, 1997.